# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coherus Oncology, Inc., CIK 0001512762
CUSIP: 19249H103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 333 Twin Dolphin Drive, Suite 600, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 09/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001811512

## Reporting persons
- Bering Partners II, L.P. ("Bering II"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,763,062; shared voting power 0; sole dispositive power 4,763,062; shared dispositive power 0; aggregate amount beneficially owned 4,763,062 (4.1% of the class)
  Comment: (1) 4,763,062 shares, except that Bering Partners II GP, L.L.C., the general partner of Bering II ("Bering II GP"), may be deemed to have sole voting, investment and dispositive power with respect to the shares held by Bering II and Evgeny Zaytsev ("Zaytsev") and Philip Sawyer ("Sawyer"), the managing members of Bering II GP, may be deemed to have shared power to vote these shares.
  
  (2) Includes (i) 4,763,062 shares of Common Stock held by Bering II and based on 116,227,275 shares of the Issuer's Common Stock outstanding as of July 31, 2025 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Common Stock only.
- Bering Partners II GP, L.L.C. ("Bering II GP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,763,062; shared voting power 0; sole dispositive power 4,763,062; shared dispositive power 0; aggregate amount beneficially owned 4,763,062 (4.1% of the class)
  Comment: (1) 4,763,062 shares, of which all are directly owned by Bering II. Bering II GP, the general partner of Bering II, may be deemed to have sole power to vote these shares. Zaytsev and Sawyer, the managing members of Bering II GP, may be deemed to have shared power to vote these shares.
  
  (2) Includes (i) 4,763,062 shares of Common Stock held by Bering II and based on 116,227,275 shares of the Issuer's Common Stock outstanding as of July 31, 2025 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Common Stock only.
- Bering Partners III, L.P. ("Bering III"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,826,446; shared voting power 0; sole dispositive power 2,826,446; shared dispositive power 0; aggregate amount beneficially owned 2,826,446 (2.4% of the class)
  Comment: (1) 2,826,446 shares, except that Bering Partners III GP, L.L.C., the general partner of Bering III ("Bering III GP"), may be deemed to have sole voting, investment and dispositive power with respect to the shares held by Bering III and Evgeny Zaytsev ("Zaytsev") and Philip Sawyer ("Sawyer"), the managing members of Bering III GP, may be deemed to have shared power to vote these shares.
  
  (2) Includes (i) 2,826,446 shares of Common Stock held by Bering III and (ii) 1,274,623 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock (the "Warrant") held by Bering III, and based on 116,227,275 shares of the Issuer's Common Stock outstanding as of July 31, 2025 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Common Stock only (assuming conversion of the 1,274,623 of shares attributable to the remaining exercisable warrant held by Bering III GP as of October 21, 2025).
- Bering Partners III GP, L.L.C. ("Bering III GP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,826,446; shared voting power 0; sole dispositive power 2,826,446; shared dispositive power 0; aggregate amount beneficially owned 2,826,446 (2.4% of the class)
  Comment: (1) 2,826,446 shares, except that Bering Partners III GP, L.L.C., the general partner of Bering III ("Bering III GP"), may be deemed to have sole voting, investment and dispositive power with respect to the shares held by Bering III and Evgeny Zaytsev ("Zaytsev") and Philip Sawyer ("Sawyer"), the managing members of Bering III GP, may be deemed to have shared power to vote these shares.
  
  (2) Includes (i) 2,826,446 shares of Common Stock held by Bering III and (ii) 1,274,623 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock (the "Warrant") held by Bering III, and based on 116,227,275 shares of the Issuer's Common Stock outstanding as of July 31, 2025 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Common Stock only (assuming conversion of the 1,274,623 of shares attributable to the remaining exercisable warrant held by Bering III GP as of October 21, 2025).
- Evgeny Zaytsev ("Zaytsev"): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 13,200; shared voting power 7,589,508; sole dispositive power 13,200; shared dispositive power 7,589,508; aggregate amount beneficially owned 7,602,708 (6.5% of the class)
  Comment: (1) 7,602,708 shares, of which 4,763,062 are directly owned by Bering II, 2,826,446 are directly owned by Bering III and 13,200 are directly owned by Zaytsev. Bering II GP, the general partner of Bering II, and Bering III GP, the general partner of Bering III, may each be deemed to have sole power to vote the shares of Bering II and Bering III, respectively, and Zaytsev and Sawyer, the managing members of Bering II GP and Bering III GP, may be deemed to have shared power to vote these shares.
  
  (2) Includes 7,602,708 shares of Common Stock, of which 4,763,062 are directly owned by Bering II, 2,826,446 are directly owned by Bering III, 13,200 are directly owned by Zaytsev and 1,274,623 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock (the "Warrant") held by Bering III, and based on 116,227,275 shares of the Issuer's Common Stock outstanding as of July 31, 2025 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Common Stock only (assuming conversion of the 1,274,623 of shares attributable to the remaining exercisable warrant held by Bering III GP as of October 21, 2025).
- Philip Sawyer ("Sawyer"): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,589,508; sole dispositive power 0; shared dispositive power 7,589,508; aggregate amount beneficially owned 7,589,508 (6.5% of the class)
  Comment: (1) 7,589,508 shares, of which 4,763,062 are directly owned by Bering II, 2,826,446 are directly owned by Bering III. Bering II GP, the general partner of Bering II, and Bering III GP, the general partner of Bering III, may each be deemed to have sole power to vote the shares of Bering II and Bering III, respectively, and Zaytsev and Sawyer, the managing members of Bering II GP and Bering III GP, may be deemed to have shared power to vote these shares.
  
  (2) Includes 7,589,508 shares of Common Stock, of which 4,763,062 are directly owned by Bering II, 2,826,446 are directly owned by Bering III and 1,274,623 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock (the "Warrant") held by Bering III, and based on 116,227,275 shares of the Issuer's Common Stock outstanding as of July 31, 2025 as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Common Stock only (assuming conversion of the 1,274,623 of shares attributable to the remaining exercisable warrant held by Bering III GP as of October 21, 2025).

## Item 1. Issuer
Name of issuer: Coherus Oncology, Inc.
Address of issuer's principal executive offices: 333 Twin Dolphin Drive, Suite 600 Redwood City, CA, 94065

## Item 2. Person Filing
Name of person filing:
This Statement is filed by Bering Partners II, L.P. ("Bering II"), Bering Partners II GP, L.L.C., a Delaware limited liability company ("Bering II GP"), Bering Partners III, L.P. ("Bering III"), Bering Partners III GP, L.L.C., a Delaware limited liability company ("Bering III GP"), Evgeny Zaytsev ("Zaytsev") and Philip Sawyer ("Sawyer"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

Bering II GP, the general partner of Bering II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Bering II.

Bering III GP, the general partner of Bering III, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Bering III.

Zaytsev and Sawyer are managing members of Bering II GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Bering II.

Zaytsev and Sawyer are managing members of Bering III GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Bering III.
Address of principal business office or, if none, residence:
Bering Capital

601 California Street, Suite 620

San Francisco, CA 94108
Citizenship: Bering II is a Delaware limited partnership. Bering II GP is a Delaware limited liability company. Bering III is a Delaware limited partnership. Bering III GP is a Delaware limited liability company. Zaytsev and Sawyer are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person
Percent of class: See Row 11 of cover page for each Reporting Person
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of Bering II, the limited partnership agreement of Bering III, the limited liability company agreement of Bering II GP, and the limited liability company agreement of Bering III GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bering Partners II, L.P. ("Bering II"): /s/ Evgeny Zaytsev, Managing Member of the General Partner (11/03/2025)
- Bering Partners II GP, L.L.C. ("Bering II GP"): /s/ Evgeny Zaytsev, Managing Member (11/03/2025)
- Bering Partners III, L.P. ("Bering III"): /s/ Evgeny Zaytsev, Managing Member of the General Partner (11/03/2025)
- Bering Partners III GP, L.L.C. ("Bering III GP"): /s/ Evgeny Zaytsev, Managing Member (11/03/2025)
- Evgeny Zaytsev ("Zaytsev"): /s/ Evgeny Zaytsev, Evgeny Zaytsev (11/03/2025)
- Philip Sawyer ("Sawyer"): /s/ Philip Sawyer, Philip Sawyer (11/03/2025)